PROSPECTUS SUPPLEMENT
(to Prospectus dated August 29, 2003)

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105403



SIERRA HEALTH SERVICES, INC.

$115,000,000
2¼% Senior Convertible Debentures due 2023
and Shares of Common Stock Issuable
Upon Conversion or Payment of the Debentures
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We are distributing this Prospectus Supplement for the sole purpose of amending information with respect to one of our Selling Securityholders.

Name of Selling Securityholder (1)	Principal Amount of Debentures Beneficially Owned That May Be Sold (in dollars)	Percentage of Debentures Outstanding	Number of Shares of Common Stock Underlying the Debentures that May Be Sold (2)(3)	Percentage of Common Stock Outstanding (4)
Forest Fulcrum Fund L.L.P........	$567,000	*	31,000	*
Geode U.S. Convertible Arbitrage Fund, A Series of Geode Investors, LLC................	$1,000,000	*	54,674	*
LLT Limited	$153,000	*	8,365	*
Sunrise Partners Limited Partnership (5)	$11,500,000	10.00%	628,759	2.20%

_____

*Less than 1%

(1) Also includes any sale of the Debentures and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in prospectus supplements or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in this prospectus, if required. See "Where You Can Find More Information."

(2) Assumes conversion of all of the selling securityholder's Debentures at a conversion rate of 54.6747 per $1,000 principal amount at maturity of Debentures and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under "Description of Debentures–Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future.

(3) Reflects rounding down of fractional common stock issuable upon conversion of the Debentures.

(4) Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934 using 27,940,000 shares of common stock outstanding as of October 17, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Debentures. However, we did not treat as outstanding the common stock issuable upon conversion of any other holder's Debentures.

(5) Sunrise Partners Limited Partnership has advised us that it also beneficially owns 25,300 shares of common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "SIE." On October 17, 2003, the last reported sale price of our common stock was $22.65 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement is dated October 21, 2003.